Article VII    Miscellaneous Provisions

Section 9.    Forum for Adjudication of Disputes

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine The internal affairs doctrine ensures that such issues as voting rights of shareholders, distributions of dividends and corporate property, and the fiduciary obligations of management (including board directors and officers) are all determined in accordance with the law of the state in which the company is incorporated. On the other hand, the "external affairs" of a corporation, such as labor and employment issues and tax liability, are typically governed by the law of the state in which the corporation is doing business shall be a state or federal court located within the state of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VII.